

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Matthias Bodenstedt
Chief Financial Officer
MoonLake Immunotherapeutics
Dorfstrasse 29, 6300
Zug Switzerland

  **Re: MoonLake Immunotherapeutics**
    **Form 10-K for Fiscal Year Ended December 31, 2023**
    **File No. 001-39630**

Dear Matthias Bodenstedt:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences